

December 13, 2023

Edmond Coletta
President
Casella Waste Systems Inc.
25 Greens Hill Lane
Rutland, VT 05701

      Re: Casella Waste Systems Inc.
           Form 10-K for the Fiscal Year ended December 31, 2022
           Filed February 17, 2023
           Form 10-Q for the Fiscal Quarter ended September 30, 2023
           Filed November 2, 2023
           File No. 000-23211

Dear Edmond Coletta:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended September 30, 2023

Financial Statements
Note 4 - Business Combinations, page 11

1.   We understand from your disclosures on page 8 and in the press release attached to the Form 8-K that you filed on July 3, 2023, that you acquired four subsidiaries of GFL Environmental Inc. on June 30, 2023 in exchange for $525 million.

     Tell us how you evaluated Rule 3-05 and Article 11 of Regulation S-X in determining you would not file historical and pro forma financial statements relative to the businesses acquired, and provide us with the significance testing performed in formulating your view.

2.   We note that you present aggregated information regarding business acquisitions made during the periods covered by your interim reports for the second and third fiscal quarters, ending June 30, 2023 and September 30, 2023, respectively.

Edmond Coletta
Casella Waste Systems Inc.
December 13, 2023
Page 2

However, given the apparent significance of your acquisition of the four entities from GFL Environmental Inc. on June 30, 2023, it appears that you would need to provide the information prescribed by FASB ASC 805-10-50-2, 20-50-1 and 30-50-1 separately for this transaction, as aggregation pursuant to FASB ASC 805-10-50-3, 20-50-2, and 30-50-2 generally applies to transactions that are individually immaterial.

Please expand your disclosures in the filings referenced above as necessary to address the aforementioned guidance, relative to the transaction on June 30, 2023, or explain to us why you believe this would not apply in your circumstances if this is your view.

3. Given that you recognized a significant amount of goodwill in accounting for business acquisitions during the cumulative interim periods ended June 30, 2023 and September 30, 2023, please expand your disclosures to include a qualitative description of the factors you believe make up the goodwill to comply with FASB ASC 805-30-50-1a.

4. As a portion of the purchase price for the acquisitions made during the cumulative interim periods ended June 30, 2023 and September 30, 2023 includes "holdbacks and additional consideration," please also address the requirements in FASB ASC 805-30-50-1c.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sondra Snyder at 202-551-3332 or Lily Dang at 202-551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation